SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on June 26, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the resolutions passed at the 2001 Annual General Meeting. A copy of each of the announcement is included in this Form 6-K of the Company.

China Daily
June 26, 2002

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Announcement of the Resolutions of the Annual General Meeting

ANNOUNCEMENT IS HEREBY MADE that the 2001 Annual General Meeting (the "AGM") of China Southern Airlines Company Limited (the "Company") was held at 9:00 a.m. on Tuesday, June 25, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, People's Republic of China ("PRC"). Shareholders and authorized proxies representing 2,384,250,400 shares in aggregate equivalent to 70.66% of the total share capital of the Company, attended the AGM, which is in compliance with the quorum required for the holding of an annual general meeting under the PRC Company Law and the Articles of Association of the Company.

The AGM adopted the following ordinary resolutions:

1. The Report of the Board of Directors for the year 2001 was approved;
2. The Report of the Supervisory Committee for the year 2001 was approved;
3. The audited consolidated financial statements for the year 2001 was approved;
4. The proposals on dividend distribution and appropriation of profits for the year 2001 was approved. The date for distribution of dividend for holders of the Company's shares is Tuesday, July 23, 2002;
5. To approve the reappointment of KPMG as the international auditors and KPMG Huazhen as the PRC auditors of the Company for the year 2002 and to authorize the Board of Directors to fix the remuneration thereof.

By Order of the Board of Directors
Su Liang
Company Secretary

Guangzhou, the PRC
June 25, 2002

香港商報
Hong Kong Commercial Daily News
June 26, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited
(在中華人民共和國註冊成立之股份有限公司)

股東週年大會決議公布

中國南方航空股份有限公司(「公司」)於二零零二年六月二十五日(星期二)上午九時正，在中華人民共和國(「中國」)廣州白雲國際機場公司總部召開了二零零一年度股東週年大會(「股東大會」)。出席股東大會的股東和授權代理人所代表的股份共2,384,250,400股，佔公司總股本的70.66%，符合《中華人民共和國公司法》及公司章程規定的召開股東大會的法定股數。

股東大會以普通決議案通過了以下決議：

一、批准二零零一年度的董事會報告書；

二、批准二零零一年度的監事會報告書；

三、批准二零零一年度的經審核合併財務報表；

四、批准二零零一年度的股息分派和利潤分配方案。向本公司股份持有人分派股息之日為二零零二年七月二十三日星期二；

五、批准繼續聘任畢馬威會計師事務所為於二零零二年度的公司國際核數師和畢馬威華振會計師事務所為公司境內審計師，並授權董事會確定其酬金。

承董事會命
蘇亮
公司秘書

中國廣州
二零零二年六月二十五日

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang

Title: Company Secretary

Date: June 27, 2002